UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 30, 2013 HAD | CIU

313423 | CIU | 000032.docx

UBS AG - Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Date: September 30, 2013, October 22, 2013, October 30, 2013, October 31, 2013, November 1, 2013, November 4, 2013, November 5, 2013 and November 6, 2013)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), and the version dated as of February 27, 2013 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version effective as of March 2, 2010 (the 2010 Business Regulations), and in the version effective as of February 20, 2013 (the 2012 Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version dated as of February 2, 2010 (the 2010 Delegation), and in the version dated as of March 15, 2012 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated December 14, 2011, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(xii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated September 30, 2013,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 22, 2013,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 30, 2013,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 31, 2013,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 1, 2013,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 4, 2013,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 5, 2013, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 6, 2013,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

•	(a) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 354,955.98 Trigger Yield Optimization Notes due September 30, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (b) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 429,946.68 Trigger Yield Optimization Notes due September 30, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (c) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 199,899.00 Trigger Yield Optimization Notes due September 30, 2014 (Linked to the performance of the common stock of The Hartford Financial Services Group, Inc.), (d) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 225,776.32 Trigger Yield Optimization Notes due September 30, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), (e) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 129,996.36 Trigger Yield Optimization Notes due September 30, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation), (f) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 367,000.00 Airbag Yield Optimization Notes due March 28, 2014 (Linked to the performance of the common stock of Cree, Inc.), (g) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 101,500.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.), (h) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (i) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 141,900.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of MetLife, Inc.), (j) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 254,100.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (k) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 114,800.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (l) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 152,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of VeriFone Systems, Inc.), (m) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 160,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of VeriFone Systems, Inc.), (n) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), (o) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 159,780.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Barrick Gold Corporation), (p) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 237,000.00 Trigger Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), (q) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 148,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Yahoo! Inc.), (r) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Mittal Steel Company N.V.), (s) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), (t) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 271,500.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (u) a Determination of an Authorized Person dated September 30, 2013, including Annex A, setting forth the terms of the USD 311,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Gilead Sciences, Inc.), (v) a Written Statement and Instructions of Authorized Persons dated September 30, 2013, including Annex A, setting forth the terms of the USD 8,535,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2018 (Linked to the least performing index between the EURO STOXX 50® Index and the Russell 2000® Index), (w) a Written Statement and Instructions of Authorized Persons dated September 30, 2013, including Annex A, setting forth the terms of the USD 3,000,000.00 Trigger Autocallable Optimization Securities due September 28, 2018 (Linked to the performance of the common stock of Microsoft Corporation), (x) a Written Statement and Instructions of Authorized Persons dated September 30, 2013, including Annex A, setting forth the terms of the USD 6,500,200.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2023 (Linked to the least performing index between the EURO STOXX 50® Index and the MSCI® Emerging Markets IndexSM), and (y) a Written Statement and Instructions of Authorized Persons dated September 30, 2013, including Annex A, setting forth the terms of the USD 2,342,130.00 Trigger Phoenix Autocallable Optimization Securities due March 31, 2015 (Linked to the performance of the common stock of Autodesk, Inc.), and Annex B, setting forth the terms of the USD 263,300.00 Trigger Phoenix Autocallable Optimization Securities due March 31, 2015 (Linked to the performance of the common stock of NVIDIA Corporation),

•	(a) a Determination of an Authorized Person dated October 22, 2013, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of The Mosaic Company), (b) a Determination of an Authorized Person dated October 22, 2013, including Annex A, setting forth the terms of the USD 295,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of The Mosaic Company), (c) a Determination of an Authorized Person dated October 22, 2013, including Annex A, setting forth the terms of the USD 99,992.50 Trigger Yield Optimization Notes due November 13, 2014 (Linked to the performance of the common stock of Barrick Gold Corporation), (d) a Determination of an Authorized Person dated October 22, 2013, including Annex A, setting forth the terms of the USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2014 (Linked to the performance of the common stock of United States Steel Corporation), (e) a Determination of an Authorized Person dated October 22, 2013, including Annex A, setting forth the terms of the USD 259,200.00 Trigger Yield Optimization Notes due October 22, 2014 (Linked to the common stock of LinkedIn Corporation), (f) a Determination of an Authorized Person dated October 22, 2013, including Annex A, setting forth the terms of the USD 244,857.34 Trigger Yield Optimization Notes due October 22, 2014 (Linked to the performance of the common stock of United States Steel Corporation), and (g) a Determination of an Authorized Person dated October 22, 2013, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.),

•	(a) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Tesoro Corporation), (b) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 251,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Tesoro Corporation), (c) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 164,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Tesoro Corporation), (d) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 231,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Tesoro Corporation), (e) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 654,000.00 Trigger Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Cisco Systems, Inc.), (f) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 345,600.00 Trigger Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Cisco Systems, Inc.), (g) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 290,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Coach, Inc.), (h) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 211,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Expedia Inc.), (i) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 229,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Expedia Inc.), (j) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Expedia Inc.), (k) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 199,959.12 Trigger Yield Optimization Notes due October 30, 2014 (Linked to the performance of the common stock of Coach, Inc.), (l) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 200,000.00 Airbag Yield Optimization Notes due October 30, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), (m) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 107,050.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.), (n) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 245,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Coach, Inc.), (o) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (p) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 141,450.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (q) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 307,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (r) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 315,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (s) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 160,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), (t) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), (u) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 106,500.00 Contingent Absolute Return Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of United States Steel Corporation), (v) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 185,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Autodesk, Inc.), (w) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of United States Steel Corporation), (x) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 262,300.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Cree, Inc.), (y) a Determination of an Authorized Person dated October 30, 2013, including Annex A, setting forth the terms of the USD 218,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Cree, Inc.), (z) a Written Statement and Instructions of Authorized Persons dated October 30, 2013, including Annex A, setting forth the terms of the USD 12,901,030.00 Contingent Income Auto-Callable Securities due October 30, 2014 (Linked to the performance of the common stock of Barrick Gold Corporation), (aa) a Written Statement and Instructions of Authorized Persons dated October 30, 2013, including Annex A, setting forth the terms of the USD 4,936,260.00 Contingent Income Auto-Callable Securities due October 28, 2016 (Linked to the performance of the common stock of Darden Restaurants, Inc.), (bb) a Written Statement and Instructions of Authorized Persons dated October 30, 2013, including Annex A, setting forth the terms of the USD 9,078,520.00 Contingent Income Auto-Callable Securities due October 30, 2014 (Linked to the performance of the common stock of Hewlett-Packard Company), and (cc) a Written Statement and Instructions of Authorized Persons dated October 30, 2013, including Annex A, setting forth the terms of the USD 3,309,300.00 Contingent Income Auto-Callable Securities due October 28, 2016 (Linked to the performance of the EURO STOXX® Banks Index),

•	(a) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 1,099,923.00 Trigger Yield Optimization Notes due November 6, 2014 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.), (b) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 1,139,833.02 Trigger Yield Optimization Notes due November 6, 2014 (Linked to the performance of the American depositary shares of Tata Motors Limited), (c) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 99,992.98 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (d) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 119,959.14 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (e) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 99,687.00 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Regeneron Pharmaceuticals, Inc.), (f) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 149,974.60 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Yahoo! Inc.), (g) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 159,750.40 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), (h) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 99,997.50 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (i) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 294,819.00 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Regeneron Pharmaceuticals, Inc.), (j) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 1,555,000.00 Trigger Phoenix Autocallable Optimization Securities due May 5, 2015 (Linked to the performance of the common stock of United States Steel Corporation), (k) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 1,570,000.00 Trigger Phoenix Autocallable Optimization Securities due May 5, 2015 (Linked to the performance of the common stock of United States Steel Corporation), (l) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), (m) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 295,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), (n) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 368,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of LinkedIn Corporation), (o) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 134,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), (p) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 221,000.00 Trigger Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), (q) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 134,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of First Solar, Inc.), (r) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (s) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 466,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (t) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the American depositary shares of Rio Tinto plc), (u) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of Mittal Steel Company N.V.), (v) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), (w) a Determination of an Authorized Person dated October 31, 2013, including Annex A, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of Silver Wheaton Corp.), and (x) a Written Statement and Instructions of Authorized Persons dated October 31, 2013, including Annex A, setting forth the terms of the USD 4,009,620.00 UBS AG Trigger Step Performance Securities due October 31, 2017 (Linked to the performance of the Russell 2000® Index), and Annex B, setting forth the terms of the USD 5,637,400.00 UBS AG Trigger Step Performance Securities due October 31, 2017 (Linked to the performance of the S&P 500® Index),

•	(a) a Determination of an Authorized Person dated November 1, 2013, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Aruba Networks, Inc.), (b) a Determination of an Authorized Person dated November 1, 2013, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), (c) a Determination of an Authorized Person dated November 1, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Peabody Energy Corporation), (d) a Determination of an Authorized Person dated November 1, 2013, including Annex A, setting forth the terms of the USD 202,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), (e) a Determination of an Authorized Person dated November 1, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Tesoro Corporation), (f) a Determination of an Authorized Person dated November 1, 2013, including Annex A, setting forth the terms of the USD 129,350.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Tesoro Corporation), (g) a Determination of an Authorized Person dated November 1, 2013, including Annex A, setting forth the terms of the USD 99,985.60 Trigger Yield Optimization Notes due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), and (h) a Determination of an Authorized Person dated November 1, 2013, including Annex A, setting forth the terms of the USD 99,789.18 Trigger Yield Optimization Notes due November 3, 2014 (Linked to the performance of the common stock of Regeneron Pharmaceuticals, Inc.),

•	(a) a Determination of an Authorized Person dated November 4, 2013, including Annex A, setting forth the terms of the USD 154,556.55 Trigger Yield Optimization Notes due May 5, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (b) a Determination of an Authorized Person dated November 4, 2013, including Annex A, setting forth the terms of the USD 224,987.94 Trigger Yield Optimization Notes due November 4, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), (c) a Determination of an Authorized Person dated November 4, 2013, including Annex A, setting forth the terms of the USD 259,835.40 Trigger Yield Optimization Notes due November 4, 2014 (Linked to the performance of the common stock of Hewlett-Packard Company), (d) a Determination of an Authorized Person dated November 4, 2013, including Annex A, setting forth the terms of the USD 204,538.50 Trigger Yield Optimization Notes due May 5, 2014 (Linked to the performance of the common stock of Facebook, Inc.), (e) a Determination of an Authorized Person dated November 4, 2013, including Annex A, setting forth the terms of the USD 563,313.69 Trigger Yield Optimization Notes due November 4, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), (f) a Determination of an Authorized Person dated November 4, 2013, including Annex A, setting forth the terms of the USD 110,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 6, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), (g) a Determination of an Authorized Person dated November 4, 2013, including Annex A, setting forth the terms of the USD 452,000.00 Trigger Phoenix Autocallable Optimization Securities due November 6, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), and (h) a Determination of an Authorized Person dated November 4, 2013, including Annex A, setting forth the terms of the USD 265,000.00 Trigger Phoenix Autocallable Optimization Securities due November 6, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.),

•	(a) a Determination of an Authorized Person dated November 5, 2013, including Annex A, setting forth the terms of the USD 169,763.75 Trigger Yield Optimization Notes due November 5, 2014 (Linked to the performance of the common stock of Apple Inc.), and (b) a Determination of an Authorized Person dated November 5, 2013, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due November 6, 2015 (Linked to the performance of the common stock of Macy’s, Inc.), and

•	(a) a Determination of an Authorized Person dated November 6, 2013, including Annex A, setting forth the terms of the USD 310,000.00 Trigger Phoenix Autocallable Optimization Securities due May 8, 2015 (Linked to the performance of the common stock of Tesoro Corporation), (b) a Determination of an Authorized Person dated November 6, 2013, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due May 8, 2015 (Linked to the performance of the common stock of Tesoro Corporation), (c) a Determination of an Authorized Person dated November 6, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), (d) a Determination of an Authorized Person dated November 6, 2013, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due May 8, 2015 (Linked to the performance of the common stock of Facebook, Inc.), (e) a Determination of an Authorized Person dated November 6, 2013, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.), (f) a Determination of an Authorized Person dated November 6, 2013, including Annex A, setting forth the terms of the USD 433,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the common stock of Yahoo! Inc.), (g) a Determination of an Authorized Person dated November 6, 2013, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), and (h) a Determination of an Authorized Person dated November 6, 2013, including Annex A, setting forth the terms of the USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.),

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories”

(xv)	as provided per e-mail from Joan Newton dated October 30, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller,

(xvi)	as provided per e-mail from Joan Newton dated November 22, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller,

(xvii)	as provided per e-mail from Joan Newton dated December 6, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller,

(xviii)	as provided per e-mails from Joan Newton dated December 13, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller,

(xix)	as provided per e-mails from Joan Newton dated December 17, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller, and

(xx)	as provided per e-mail from Joan Newton dated December 18, 2013 regarding signature authority of Hina Mehta, Joan Newton, Gordon S. Kiesling and Timothy Geller; and

(xxi)	an electronic excerpt from the Register of Commerce for the Company dated as of December 24, 2013 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval are in full force and effect and have not been amended;

(i)	as of the date of the Resolutions, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(j)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(m)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(n)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(o)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*     *     *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated December 30, 2013

a)	Securities with issue date September 30, 2013

1.	USD 354,955.98 Trigger Yield Optimization Notes due September 30, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

2.	USD 429,946.68 Trigger Yield Optimization Notes due September 30, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

3.	USD 199,899.00 Trigger Yield Optimization Notes due September 30, 2014 (Linked to the performance of the common stock of The Hartford Financial Services Group, Inc.), issued through UBS AG, London Branch

4.	USD 225,776.32 Trigger Yield Optimization Notes due September 30, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), issued through UBS AG, London Branch

5.	USD 129,996.36 Trigger Yield Optimization Notes due September 30, 2015 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

6.	USD 367,000.00 Airbag Yield Optimization Notes due March 28, 2014 (Linked to the performance of the common stock of Cree, Inc.), issued through UBS AG, London Branch

7.	USD 101,500.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.), issued through UBS AG, London Branch

8.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

9.	USD 141,900.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

10.	USD 254,100.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

11.	USD 114,800.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

12.	USD 152,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of VeriFone Systems, Inc.), issued through UBS AG, London Branch

13.	USD 160,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of VeriFone Systems, Inc.), issued through UBS AG, London Branch

14.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Cablevision Systems Corporation), issued through UBS AG, London Branch

15.	USD 159,780.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Barrick Gold Corporation), issued through UBS AG, London Branch

16.	USD 237,000.00 Trigger Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), issued through UBS AG, London Branch

17.	USD 148,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

18.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Mittal Steel Company N.V.), issued through UBS AG, London Branch

19.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), issued through UBS AG, London Branch

20.	USD 271,500.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

21.	USD 311,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2014 (Linked to the performance of the common stock of Gilead Sciences, Inc.), issued through UBS AG, London Branch

22.	USD 8,535,000.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2018 (Linked to the least performing index between the EURO STOXX 50® Index and the Russell 2000® Index), issued through UBS AG, London Branch

23.	USD 3,000,000.00 Trigger Autocallable Optimization Securities due September 28, 2018 (Linked to the performance of the common stock of Microsoft Corporation), issued through UBS AG, London Branch

24.	USD 6,500,200.00 Trigger Phoenix Autocallable Optimization Securities due October 2, 2023 (Linked to the least performing index between the EURO STOXX 50® Index and the MSCI® Emerging Markets IndexSM), issued through UBS AG, London Branch

25.	USD 2,342,130.00 Trigger Phoenix Autocallable Optimization Securities due March 31, 2015 (Linked to the performance of the common stock of Autodesk, Inc.), issued through UBS AG, London Branch

26.	USD 263,300.00 Trigger Phoenix Autocallable Optimization Securities due March 31, 2015 (Linked to the performance of the common stock of NVIDIA Corporation), issued through UBS AG, London Branch

b)	Securities with issue date October 22, 2013

27.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of The Mosaic Company), issued through UBS AG, London Branch

28.	USD 295,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2015 (Linked to the performance of the common stock of The Mosaic Company), issued through UBS AG, London Branch

29.	USD 99,992.50 Trigger Yield Optimization Notes due November 13, 2014 (Linked to the performance of the common stock of Barrick Gold Corporation), issued through UBS AG, London Branch

30.	USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2014 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

31.	USD 259,200.00 Trigger Yield Optimization Notes due October 22, 2014 (Linked to the common stock of LinkedIn Corporation), issued through UBS AG, London Branch

32.	USD 244,857.34 Trigger Yield Optimization Notes due October 22, 2014 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

33.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

c)	Securities with issue date October 30, 2013

34.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Tesoro Corporation), issued through UBS AG, London Branch

35.	USD 251,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Tesoro Corporation), issued through UBS AG, London Branch

36.	USD 164,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Tesoro Corporation), issued through UBS AG, London Branch

37.	USD 231,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Tesoro Corporation), issued through UBS AG, London Branch

38.	USD 654,000.00 Trigger Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Cisco Systems, Inc.), issued through UBS AG, London Branch

39.	USD 345,600.00 Trigger Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Cisco Systems, Inc.), issued through UBS AG, London Branch

40.	USD 290,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Coach, Inc.), issued through UBS AG, London Branch

41.	USD 211,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

42.	USD 229,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

43.	USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Expedia Inc.), issued through UBS AG, London Branch

44.	USD 199,959.12 Trigger Yield Optimization Notes due October 30, 2014 (Linked to the performance of the common stock of Coach, Inc.), issued through UBS AG, London Branch

45.	USD 200,000.00 Airbag Yield Optimization Notes due October 30, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

46.	USD 107,050.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.), issued through UBS AG, London Branch

47.	USD 245,000.00 Trigger Phoenix Autocallable Optimization Securities due May 4, 2015 (Linked to the performance of the common stock of Coach, Inc.), issued through UBS AG, London Branch

48.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

49.	USD 141,450.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

50.	USD 307,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

51.	USD 315,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

52.	USD 160,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), issued through UBS AG, London Branch

53.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), issued through UBS AG, London Branch

54.	USD 106,500.00 Contingent Absolute Return Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

55.	USD 185,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 2, 2015 (Linked to the performance of the common stock of Autodesk, Inc.), issued through UBS AG, London Branch

56.	USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

57.	USD 262,300.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Cree, Inc.), issued through UBS AG, London Branch

58.	USD 218,000.00 Trigger Phoenix Autocallable Optimization Securities due November 3, 2014 (Linked to the performance of the common stock of Cree, Inc.), issued through UBS AG, London Branch

59.	USD 12,901,030.00 Contingent Income Auto-Callable Securities due October 30, 2014 (Linked to the performance of the common stock of Barrick Gold Corporation), issued through UBS AG, London Branch

60.	USD 4,936,260.00 Contingent Income Auto-Callable Securities due October 28, 2016 (Linked to the performance of the common stock of Darden Restaurants, Inc.), issued through UBS AG, London Branch

61.	USD 9,078,520.00 Contingent Income Auto-Callable Securities due October 30, 2014 (Linked to the performance of the common stock of Hewlett-Packard Company), issued through UBS AG, London Branch

62.	USD 3,309,300.00 Contingent Income Auto-Callable Securities due October 28, 2016 (Linked to the performance of the EURO STOXX® Banks Index), issued through UBS AG, London Branch

d)	Securities with issue date October 31, 2013

63.	USD 1,099,923.00 Trigger Yield Optimization Notes due November 6, 2014 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.), issued through UBS AG, London Branch

64.	USD 1,139,833.02 Trigger Yield Optimization Notes due November 6, 2014 (Linked to the performance of the American depositary shares of Tata Motors Limited), issued through UBS AG, London Branch

65.	USD 99,992.98 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

66.	USD 119,959.14 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

67.	USD 99,687.00 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Regeneron Pharmaceuticals, Inc.), issued through UBS AG, London Branch

68.	USD 149,974.60 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

69.	USD 159,750.40 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), issued through UBS AG, London Branch

70.	USD 99,997.50 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

71.	USD 294,819.00 Trigger Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of Regeneron Pharmaceuticals, Inc.), issued through UBS AG, London Branch

72.	USD 1,555,000.00 Trigger Phoenix Autocallable Optimization Securities due May 5, 2015 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

73.	USD 1,570,000.00 Trigger Phoenix Autocallable Optimization Securities due May 5, 2015 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

74.	USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), issued through UBS AG, London Branch

75.	USD 295,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of Abercrombie & Fitch Co.), issued through UBS AG, London Branch

76.	USD 368,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of LinkedIn Corporation), issued through UBS AG, London Branch

77.	USD 134,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), issued through UBS AG, London Branch

78.	USD 221,000.00 Trigger Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), issued through UBS AG, London Branch

79.	USD 134,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of First Solar, Inc.), issued through UBS AG, London Branch

80.	USD 100,000.00 Airbag Yield Optimization Notes due October 31, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

81.	USD 466,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

82.	USD 100,000.00 Trigger Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the American depositary shares of Rio Tinto plc), issued through UBS AG, London Branch

83.	USD 100,000.00 Trigger Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of Mittal Steel Company N.V.), issued through UBS AG, London Branch

84.	USD 100,000.00 Trigger Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the American depositary shares of Petróleo Brasileiro S.A.), issued through UBS AG, London Branch

85.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due November 4, 2014 (Linked to the performance of the common stock of Silver Wheaton Corp.), issued through UBS AG, London Branch

86.	USD 4,009,620.00 UBS AG Trigger Step Performance Securities due October 31, 2017 (Linked to the performance of the Russell 2000® Index), issued through UBS AG, London Branch

87.	USD 5,637,400.00 UBS AG Trigger Step Performance Securities due October 31, 2017 (Linked to the performance of the S&P 500® Index), issued through UBS AG, London Branch

e)	Securities with issue date November 1, 2013

88.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Aruba Networks, Inc.), issued through UBS AG, London Branch

89.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), issued through UBS AG, London Branch

90.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

91.	USD 202,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

92.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Tesoro Corporation), issued through UBS AG, London Branch

93.	USD 129,350.00 Trigger Phoenix Autocallable Optimization Securities due November 5, 2014 (Linked to the performance of the common stock of Tesoro Corporation), issued through UBS AG, London Branch

94.	USD 99,985.60 Trigger Yield Optimization Notes due November 3, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

95.	USD 99,789.18 Trigger Yield Optimization Notes due November 3, 2014 (Linked to the performance of the common stock of Regeneron Pharmaceuticals, Inc.), issued through UBS AG, London Branch

f)	Securities with issue date November 4, 2013

96.	USD 154,556.55 Trigger Yield Optimization Notes due May 5, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

97.	USD 224,987.94 Trigger Yield Optimization Notes due November 4, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

98.	USD 259,835.40 Trigger Yield Optimization Notes due November 4, 2014 (Linked to the performance of the common stock of Hewlett-Packard Company), issued through UBS AG, London Branch

99.	USD 204,538.50 Trigger Yield Optimization Notes due May 5, 2014 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

100.	USD 563,313.69 Trigger Yield Optimization Notes due November 4, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), issued through UBS AG, London Branch

101.	USD 110,000.00 Contingent Absolute Return Autocallable Optimization Securities due November 6, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), issued through UBS AG, London Branch

102.	USD 452,000.00 Trigger Phoenix Autocallable Optimization Securities due November 6, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), issued through UBS AG, London Branch

103.	USD 265,000.00 Trigger Phoenix Autocallable Optimization Securities due November 6, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

g)	Securities with issue date November 5, 2013

104.	USD 169,763.75 Trigger Yield Optimization Notes due November 5, 2014 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

105.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due November 6, 2015 (Linked to the performance of the common stock of Macy’s, Inc.), issued through UBS AG, London Branch

h)	Securities with issue date November 6, 2013

106.	USD 310,000.00 Trigger Phoenix Autocallable Optimization Securities due May 8, 2015 (Linked to the performance of the common stock of Tesoro Corporation), issued through UBS AG, London Branch

107.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due May 8, 2015 (Linked to the performance of the common stock of Tesoro Corporation), issued through UBS AG, London Branch

108.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the common stock of United Rentals, Inc.), issued through UBS AG, London Branch

109.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due May 8, 2015 (Linked to the performance of the common stock of Facebook, Inc.), issued through UBS AG, London Branch

110.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the American depositary shares of CEMEX, S.A.B. de C.V.), issued through UBS AG, London Branch

111.	USD 433,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

112.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.), issued through UBS AG, London Branch

113.	USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due November 10, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.), issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 30 December 2013